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File No. 82-2683

Wolters Kluwer

Contact:

Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Oya Yavuz
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer and Sdu nv Reach Agreement on Sale of Shares in Sdu Uitgevers bv

Amsterdam (March 6, 2007) - Wolters Kluwer, a leading global information services and publishing company, announced today that it has reached agreement with Sdu nv on the sale of its 25.9% participation in Sdu Uitgevers bv, the Hague, the Netherlands. Sale price for the transfer of ownership is €85 million.

As a consequence of the change of ownership of Sdu nv, as announced today, Wolters Kluwer is entitled to sell its share participation in Sdu Uitgevers bv to Sdu nv. Parties have reached agreement today on the terms and conditions of the sale.

Wolters Kluwer acquired the share interest in September 2004 as part of the sale of the *ten Hagen & Stam* publishing activities to Sdu Uitgevers bv in exchange for 25.9% shares. Wolters Kluwer had no operational involvement in Sdu Uitgevers bv.

About Wolters Kluwer

Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory, and education sectors. Wolters Kluwer has 2006 annual revenues of €3.7 billion, employs approximately 19,900 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Forward-Looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect", "should", "could", "shall", and similar expressions. These statements are subject to risks and uncertainties, and actual results and events could differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions, conditions in the markets in which Wolters Kluwer is engaged, behavior of customers, suppliers and competitors, technological developments, legal and regulatory rules affecting Wolters Kluwer's businesses and other risks and uncertainties regarding the timing and closing of the transactions described above, including the risk that the acquisition fails to close. In addition, financial risks, such as currency movements, interest rate fluctuations, liquidity and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

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